NEWS RELEASE

Kelso Technologies Inc.

(The “Company” or “Kelso”)	April 24, 2014
Unites States: OTCQX: KEOSF
Canada: TSX.V: KLS

COMMERCIAL DUAL RATED PRESSURE RELIEF VALVE

Vancouver, British Columbia and Downers Grove, Illinois, – The Company reports that it has successfully developed its dual rated pressure relief valve (“DPRV”) for commercial applications. The new DPRV has been designed pursuant to an industry-wide request by the Association of American Railroads (“AAR”) and the Rail Supply Institute (“RSI”) for higher performance standards for pressure relief valves used on rail tank cars carrying crude oil, ethanol and other flammable commodities. This is a key part of ongoing regulatory efforts by the United States and Canada to provide safer DOT 111 tank cars.

On February 20, 2014 Kelso announced that it had filed a patent application for its DPRV design for use on new rail tank cars and retrofits of existing rail tank cars. Our design team successfully created the DPRV based on our existing patents that cover our external constant force spring pressure relief valve (“EPRV”) design. Our DPRV features simple mechanical engineering innovations to our existing EPRV platform. The new DPRV is designed to exceed the AAR and RSI recommended safety benefits in both accident and non-accident environments.

In general terms in a rail tank car accident involving fire our DPRV will significantly lower its operating pressure rating based on temperature only to a level that will keep the valve open in order to evacuate the tank car in less than 100 minutes as specified by AAR recommendations. This is a dramatic change to current technology capability. In addition, Kelso believes its DPRV will provide economic advantages to the impact of the expense of retrofits facing the railroad industry. Our DPRV is an extension of our current EPRV products so that it fits seamlessly to existing tank car designs and can be retrofitted in the field to minimize costs.

Our unique approach to the DPRV will allow Kelso, in a very short time frame after final AAR approval, to deliver a proven high performance product at production capacities that exceed all North American railroad annual OEM, retrofit and repair needs for this product. Our new 44,000 square foot facility in Bonham, Texas in combination with our existing 47,000 square foot facilities have been designed to produce the DPRV in desired volumes commencing in July 2014.

About Kelso Technologies

Kelso is a railroad equipment supplier that designs, produces and sells proprietary tank car service equipment used in the safe loading, unloading and containment of hazardous materials during transport. Products are specifically designed to provide economic and operational advantages while reducing the potential effects of human error and environmental harm during the transport of hazardous materials. The Company is experiencing multi-million dollar revenue growth based on customer adoption criteria for our commercial products which is partly due to increased regulatory activity over concerns about railroad safety in North America.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted on www.sedar.com.

On behalf of the Board of Directors,

James R. Bond, CEO and President

Legal Notice Regarding Forward-Looking Statements: This news release contains “forward-looking statements” within the meaning of applicable Canadian securities legislation. Forward-looking statements are indicated expectations or intentions. Forward-looking statements in this news release include that our new DPRV is designed to exceed the AAR and RSI recommended safety benefits in both accident and non-accident environments; our DPRV will significantly lower its operating pressure rating in order to evacuate the tank car in less than 100 minutes; the DPRV will provide economic advantages to the impact of the expense of retrofits facing the railroad industry; our unique approach to the DPRV will allow Kelso, in a very short time frame after AAR approval, to deliver a proven high performance product at production capacities that exceed all North American railroad annual OEM, retrofit and repair needs for this product; and the Company is experiencing multi-million dollar revenue growth based on customer adoption criteria for our commercial products which is partly due to increased regulatory activity over concerns about railroad safety in North America. Although Kelso believes its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation the risk that the Company’s products may not provide the intended economic or operational advantages; or perform as expected or reduce the potential effects of human error and environmental harm during the transport of hazardous materials; or grow and sustain anticipated revenue streams. Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Telephone: 250-764-3618	Telephone: 604-590-1525	7773 – 118A Street
Email: bond@kelsotech.com	Email: lee@kelsotech.com	North Delta, BC, V4C 6V1
www.kelsotech.com